Filing pursuant to Rule 425 under the
 Securities Act of 1933, as amended

Filer: Capital One Financial Corporation

Subject Company: Hibernia Corporation

Exchange Act File Number of
Subject Company: 1-10294

On November 14, 2005, Capital One Financial Corporation issued the following press release:

Preliminary Results of Election Regarding Merger Consideration Announced in Capital One's Acquisition of Hibernia MCLEAN, Va. and NEW ORLEANS ((November 14, 2005) -- Capital One Financial Corporation (NYSE: COF) and Hibernia Corporation (NYSE: HIB) today announced the preliminary results of new elections made by Hibernia shareholders as to the form of merger consideration to be received in the pending acquisition of Hibernia by Capital One. Of the 159,966,895 shares of Hibernia common stock outstanding as of November 11, 2005:

  30,186,453 shares, or 18.9%, elected to receive cash;
  108,802,647 shares, or 68.0%, elected to receive Capital One common stock; and
  20,977,795 shares, or 13.1%, did not make a valid election.

The elections with respect to approximately 4,772,471 of the foregoing shares electing to receive cash and approximately 23,117,659 of the foregoing shares electing to receive stock were made pursuant to the notice of guaranteed delivery procedure, which requires the delivery of Hibernia shares to the exchange agent for the merger by 5:00 p.m., New York City time, on November 16, 2005. If the exchange agent does not receive the required share certificates or book-entry transfer of shares by this guaranteed delivery deadline, the Hibernia shares subject to such election will be treated as shares that did not make a valid election.

The actual merger consideration, and the allocation of the merger consideration, will be computed using the formula in the amended merger agreement and will be based on, among other things, the actual number of shares of Hibernia common stock outstanding immediately prior to the closing date, the final results of the election process, and the value of Capital One common stock for the five trading days immediately preceding the date of the effective time of the merger. The maximum amount of cash that will be paid in the merger is fixed at $2,231,039,040. A press release announcing the final merger consideration will be issued after the final merger consideration is determined.

A more complete description of the merger consideration and the proration procedures applicable to elections is contained in the revised proxy statement/prospectus dated September 27, 2005, mailed to Hibernia shareholders of record, which Hibernia shareholders are urged to read carefully and in its entirety.

Capital One and Hibernia expect to complete the merger on November 16, 2005. The proposed merger remains subject to the continued effectiveness of all regulatory approvals.

About Capital One

Headquartered in McLean, Virginia, Capital One Financial Corporation (http://www.capitalone.com) is a financial holding company whose principal subsidiaries, Capital One Bank, Capital One, F.S.B. and Capital One Auto Finance, Inc. offer a variety of consumer lending products. Capital One's subsidiaries collectively had 49.2 million accounts and $84.8 billion in managed loans outstanding as of September 30, 2005. Capital One is a Fortune 500 company and, through its subsidiaries, is one of the largest providers of MasterCard and Visa credit cards in the world. Capital One trades on the New York Stock Exchange under the symbol "COF" and is included in the S&P 500 index.

About Hibernia

Hibernia is on Forbes magazine's list of the world's 2,000 largest companies and Fortune magazine's list of America's top 1,000 companies according to annual revenue. Hibernia has $23.2 billion in assets and 328 locations in 34 Louisiana parishes and 36 Texas counties. Hibernia Corporation's common stock (HIB) is listed on the New York Stock Exchange.

Forward-looking statements

Capital One and Hibernia caution that certain statements in this release are forward-looking statements and actual results could differ materially from current expectations due to a number of factors, including: continued intense competition from numerous providers of products and services which compete with each company's businesses; changes in each company's aggregate accounts and balances, and the growth rate and composition thereof; each company's ability to continue to diversify its assets; each company's ability to access the capital markets at attractive rates and terms to fund its operations and future growth; changes in the reputation of the credit card industry and/or each company with respect to practices or products; the success of each company's marketing efforts; each company's ability to execute on its strategic and operating plans; and general economic conditions affecting interest rates and consumer income and spending, which may affect consumer bankruptcies, defaults, and charge-offs; the failure of Hibernia stockholders to approve the Capital One -- Hibernia transaction; the risk that the Hibernia businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the Hibernia transaction may not be fully realized or may take longer to realize than expected; disruption from the Hibernia transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of property, credit and other losses expected as the result of the Gulf Coast Hurricanes; the amount of government, private and philanthropic investment, including deposits, in the geographic regions impacted by the Gulf Coast Hurricanes; the pace and magnitude of economic recovery in the region impacted by the Gulf Coast Hurricanes; and the potential impact of damages from future hurricanes and other storms. Capital One and Hibernia undertake no obligation to update or revise forward-looking statements to reflect subsequent circumstances, events or information or for any other reason.

Additional Information

Hibernia shareholders are urged to read the definitive proxy statement/prospectus regarding the proposed merger of Capital One and Hibernia Corporation (“Hibernia”), which was first mailed to Hibernia shareholders on or about October 1, 2005 because it contains important information. You may obtain a free copy of the definitive proxy statement/prospectus and other related documents filed by Capital One and Hibernia with the Securities and Exchange Commission (“SEC”) at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and the other documents may also be obtained for free by accessing Capital One’s website at www.capitalone.com under the tab “Investors” and then under the heading “SEC & Regulatory Filings” or by accessing Hibernia’s website at www.hibernia.com under the tab “About Hibernia” and then under the heading “Investor Relations—SEC Filings.”

Capital One, Hibernia and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Hibernia stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Hibernia stockholders in connection with the proposed merger is set forth in the definitive proxy statement/prospectus filed with the SEC. You can find information about Capital One’s executive officers and directors in its definitive proxy statement filed with the SEC on March 21, 2005. You can find information about Hibernia’s executive officers and directors in its definitive proxy statement filed with the SEC on March 15, 2005. You can obtain free copies of these documents from Capital One and Hibernia using the contact information above.

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Capital One Contacts:

Mike Rowen
V.P., Investor Relations
(703) 720-2455

Tatiana Stead
Director, External Communications
(703) 720-2352

Hibernia Contacts:

Media Inquiries:
Steven Thorpe
V.P., Public Relations
(713) 435-5340
sthorpe@hibernia.com

Analyst Inquiries:
Trisha Voltz Carlson
S.V.P., Investor Relations
(504) 533-2180
tvoltz@hibernia.com